Exhibit 99.1

FOR IMMEDIATE RELEASE

MAGAL SECURITY SYSTEMS ANNOUNCES FILING OF 2019 ANNUAL REPORT

YEHUD, ISRAEL – April 23, 2020 Magal Security Systems, Ltd. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video and access control security products and solutions, as well as critical site management, announced that earlier today it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website (www.magalsecurity.com).   Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magal Security Systems, LTD.

 Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com